EXHIBIT 12

CABOT CORPORATION AND CONSOLIDATED SUBSIDIARIES

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS (LOSS) TO FIXED
CHARGES
(Amounts in millions, except ratios)

	Years ended September 30
	2006	2005	2004	2003	2002
Earnings (Loss):
Pre-tax income (loss) from continuing operations	$97	$(93)	$164	$94	$134
Distributed income of affiliated companies	5	3	2	3	3
Add fixed charges:
Interest on indebtedness	27	29	30	28	28
Portion of rents representative of the interest factor	6	3	3	4	4
Preferred stock dividend	2	3	3	3	3

Income (loss) as adjusted	$137	$(55)	$202	$132	$172

Fixed charges:
Interest on indebtedness	$27	$29	$30	$28	$28
Capitalized interest	2	2	—	—	2
Portion of rents representative of the interest factor	6	3	3	4	4
Preferred stock dividend	2	3	3	3	3

Total fixed charges	$37	$37	$36	$35	$37

Ration of earnings (loss) to fixed charges	4	(1)	6	4	5